Exhibit 99.2

STAR BULK CARRIERS CORP.

ANNOUNCEMENT OF MAJOR HOLDINGS ACCORDING TO LAW 3556/2007

Athens, Greece – September 18, 2026 – Star Bulk Carriers Corp. (the “Company”), following receipt of relevant notifications on 18.09.2026 from C.K. Limited and Danaos Corporation, hereby announces the following, pursuant to Greek law 3556/2007:

-	In accordance with a notification submitted by the company under the corporate name C.K. Limited (for itself and on behalf of AHI Aegis Holdings Limited, GHL Greenwich Limited, Greenwich Holdings Limited and Famatown Finance Limited), on 15.09.2026 (date of admission of the Company’s common shares to trading on Euronext Athens), Famatown Finance Ltd., a company incorporated in Cyprus, directly held 13,571,000 common shares in the Company, representing 11.69% of the Company's total voting rights. Greenwich Holdings Limited, a company incorporated in Cyprus, is the sole shareholder of Famatown Finance Limited. GHL Greenwich Limited, a company incorporated in Jersey, is the sole shareholder of Greenwich Holdings Limited. AHI Aegis Holdings Limited, a company incorporated in Jersey, holds 99.9% of the share capital of GHL Greenwich Limited. Each of (a) GHL No. 1 Trust and (b) GHL No. 2 Trust, two trusts established in Jersey (collectively, the “Trusts”) holds 50% of the share capital of AHI Aegis Holdings Limited. The Trusts are discretionary and irrevocable and have been established by Mr. John Freriksen for the benefit of certain family members. C.K. Limited, a company incorporated in Jersey, is the trustee of the Trusts. The beneficiaries of the Trusts have no authority or control over the actions of C.K. Limited, as trustee of the Trusts. The Board of Directors of C.K. Limited exercises independently and at its sole discretion, the voting rights indirectly held by the Trusts in the Company. C.K. Limited is not ultimately subject to the independent control of any individual, natural person or legal entity.
-	In accordance with a notification submitted by the company under the corporate name Danaos Corporation, on 15.09.2026 (date of admission of the Company’s common shares to trading on Euronext Athens), Danaos Corporation directly held 6,256,181 Common Shares, representing 5.39% of the Company’s total voting rights. Danaos Corporation is not controlled by any person, and its shares of common stock are listed and traded on the New York Stock Exchange.

Forward-Looking Statements

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, shareholder return targets and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping; the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including, among others, “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and armed conflicts, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions or secondhand vessel purchases as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.